Item #77M  Mergers


Effective as of September 24, 2004, the Fund acquired all of the assets of Credit Suisse U.S. Government Money Fund a series of the Credit Suisse Opportunity Funds ("U.S Government Money Fund") in exchange for shares of the Fund and the assumption by the Fund of U.S. Government Money Fund's liabilities. Shares of the Fund were distributed to shareholders of U.S. Government Money Fund and the U.S. Government Money Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating to the transaction was approved at a meeting of the Boards of the Funds held on May 19, 2004.